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Astris Energi Inc. · 6-K · For 12/13/04,  Filed On 12/14/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 13, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 12/13/04, Filed On 12/14/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated December 13, 2004	3

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EXHIBIT 1

ASTRIS ENERGI WELCOMES CAPITAL MARKETS FINANCIER TO BOARD

MISSISSAUGA, ONTARIO, CANADA, December 13, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that Michael M. Liik, President of Liikfam Holdings Inc., is joining the Board of Directors as of December 13, 2004.

Mr. Liik has a successful record of investing in and leading both early stage and high-growth, Canadian public companies. In 1997, he founded Liikfam Holdings, an investment/venture capital company that currently has interests in four operating companies. Formerly, he was a Partner in HSD Partners Inc., a Bay Street merchant bank specializing in acquiring early-stage technology companies. As Chairman and CEO of Cymat Corp., a TSX-listed, materials technology company, he successfully raised over CDN $30 million. He remains a member of Cymat’s Board of Directors. He was also Vice-President, Corporate Development at Slater Steel Inc., a TSX-listed, multi-national specialty steel company. Mr. Liik is a Professional Engineer with a Bachelor of Applied Science (Civil Engineering) Degree and a Masters of Business Administration Degree.

"Mr. Liik has a unique background that combines considerable operational leadership experience with extensive merchant banking skills," said Jiri K. Nor, Chairman and CEO. "We look forward to benefiting from his comprehensive public company expertise and his experience with institutional financing. His role on the Board will be to lead the Company on its capital markets financing strategy and assist with the raising of additional, significant investment financing for Astris’ next stage of development."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

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